Filed Pursuant to Rule 433
Issuer Free Writing Prospectus dated January 31, 2006
Relating to Preliminary Prospectus dated January 4, 2006
Registration No. 333-128059

Common stock offered by SGX	4,000,000 shares (excluding option to purchase up to 600,000 additional shares to cover over-allotments)

Initial public offering price to public	$6.00 per share

Net proceeds to SGX	Approximately $20.3 million after deducting the underwriting discount and estimated offering expenses. For more information, see “Use of Proceeds” below.

Indications of interest from principal stockholders	Three of SGX’s principal stockholders or their affiliates have indicated an interest in purchasing an aggregate of approximately $6.1 million of common stock in this offering.

		Percentage of
		Shares to be
	Shares to be	Beneficially Owned
	Purchased	After this Offering
	in this Offering	Based on
Principal Stockholder	Based on Indications	Indications
Atlas Venture Associates IV, Inc. and its affiliates	416,666	17.50%
BAVP, L.P.	500,000	17.93%
Sprout Capital VIII, L.P. and its affiliates	100,000	9.91%
As a result of the participation in this offering by SGX’s principal stockholders or their affiliates, SGX’s executive officers, directors and holders of 5% or more of SGX’s outstanding common stock will beneficially own approximately 67% of SGX’s common stock after this offering based on 14,200,476 shares of common stock outstanding after this offering.

Shares issuable pursuant to convertible note
Based on the initial public offering price of $6.00 per share, upon completion of this offering, the December 2004 $6.0 million convertible note held by Millennium Pharmaceuticals, Inc. will automatically convert into 1,000,000 shares of common stock. After completion of this offering, Millennium Pharmaceuticals will beneficially own approximately 7.04% of our outstanding capital stock based on 14,200,476 shares of common stock outstanding after this offering.

Pro forma as adjusted balance sheet data
Based on the initial offering price of $6.00 per share, the pro forma as adjusted cash and cash equivalents and total stockholders’ equity as of September 30, 2005, were $39.2 million and $35.6 million, respectively.

Dilution	Based on the initial public offering price of $6.00 per share, pro forma as adjusted net tangible book value per share after this offering was $2.30 as of September 30, 2005. As a result, investors purchasing common stock in this offering will incur immediate dilution of $3.70 per share. Investors purchasing shares of common stock in this offering will contribute approximately 18% of the total amount SGX has raised since its inception, and will own approximately 29% of SGX’s total common stock immediately following the completion of this offering.

Use of Proceeds
We estimate that the net proceeds from the sale of the shares of common stock we are offering will be approximately $20.3 million, based upon the initial public offering price of $6.00 per share and after deducting the underwriting discount and estimated offering expenses. If the underwriters fully exercise the over-allotment option, we estimate that our net proceeds from this offering will be approximately $23.7 million.
We intend to use the majority of the net proceeds from this offering, together with interest thereon, our existing cash and cash equivalents (which were approximately $18.9 million as of September 30, 2005 on a pro forma basis), and cash from existing and projected new collaborations, commercial agreements and grants, to fund research and development activities, including approximately 35% to 45% to fund the clinical development of Troxatyl up to and including the filing of an NDA with the FDA for accelerated approval of Troxatyl for the third-line treatment of AML, which we currently anticipate to be approximately $29.0 million, including approximately $8.0 million which we plan to use to complete our pivotal Phase II/III clinical trial of Troxatyl, approximately $10.0 million which we plan to use in connection with related Troxatyl development activities, and $11.0 million which may be payable as milestone payments to Shire, and approximately 35% to 45% to fund the further development of our research programs and initial clinical development stemming from our internal programs. However, due to the risks inherent in the clinical trial process and given the early stage of development of our programs, we are unable to estimate with any certainty the total costs or when we will incur these costs in the continued development of our product candidates for potential commercialization. We anticipate existing collaborations, commercial agreements and grants will provide approximately $6.0 million to $8.0 million of additional proceeds in 2005 and approximately $18.0 million in 2006. We anticipate that the net proceeds from this offering, together with interest thereon, our existing cash and cash equivalents, and cash from existing and projected new collaborations, commercial agreements and grants, will be sufficient to enable us to file an NDA with the FDA for accelerated approval of Troxatyl for the third-line treatment of AML. In addition, we cannot forecast with any degree of certainty which drug candidates will be subject to future collaborative or licensing arrangements, when such arrangements will be secured, if at all, and to what degree such arrangements would affect our development plans and capital requirements.
We anticipate using approximately 15% to 25% of the net proceeds from this offering, together with interest thereon, our existing cash and cash equivalents, and cash from existing and projected new collaborations, commercial agreements and grants, for working capital and general corporate purposes. In particular, we expect to allocate approximately 5% to 15% of such proceeds and cash resources for increased general and administrative expenses, approximately 5% to 15% for increased costs associated with potential further expansion of our employee base and facilities, and up to approximately 5% to 10% to repay a portion of our debt under our line of credit and equipment financing agreement with Silicon Valley Bank and Oxford Finance Corporation. This debt arrangement allows us to borrow up to $8.0 million for general working capital and $2.0 million for equipment and leasehold improvements. The debt bears interest at the rate of approximately 10% per annum and is due in monthly installments over three years. We currently have $8.0 million of indebtedness outstanding under this facility which is being used for general working capital and $867,000 used for equipment purchases.
We may also use a portion of the net proceeds for potential acquisition and in-licensing activities. In particular, we may acquire or invest in complementary businesses or products or to obtain the right to use complementary technologies or products. To the degree that we pursue any of these transactions, the amount of proceeds that we have available for working capital and general corporate purposes may decrease. We have no present plans or commitments relating to any of these types of transactions. Pending the use of the net proceeds from this offering, we intend to invest these funds in short-term, interest-bearing investment-grade securities.
We believe that the net proceeds from this offering, together with interest thereon, our existing cash and cash equivalents, and cash from existing and projected new collaborations, commercial agreements and grants, will be sufficient to meet our projected operating requirements into the second quarter of 2007. However, if we do not generate additional revenue from collaborations, commercial agreements and grants at the levels we project, we may require additional funding sooner than we currently anticipate.

SGX Pharmaceuticals, Inc. has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may obtain these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send to you the prospectus if you request it by calling toll-free 1-877-371-5212 or you may email a request at useprospectus@us.cibc.com.